Exhibit (i)(2) Reed Smith LLP Reed Smith Centre 225 Fifth Avenue Pittsburgh, PA 15222-2716 Tel +1 412 288 3131 Fax +1 412 288 3063 reedsmith.com

April 1, 2016

Pointbreak Advisers LLC

P.O. Box 347312

San Francisco, CA 94134

Ladies and Gentlemen:

You have asked for our opinion as to whether taxable income reported by The Pointbreak Diversified Commodity Strategy Fund (the “Fund”), a regulated investment company, as a consequence of its investment in a Cayman Island limited partnership wholly owned by the Fund (the “Subsidiary”), will be income described in Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”).

Facts

In rendering our opinion, we have reviewed and relied upon the facts set out in the Prospectus relating to the Fund (the “Disclosure Document”) which will be filed with the Securities and Exchange Commission on or about April 1, 2016.

The Fund is an investment series of Pointbreak ETF Trust (the “Trust”). The Trust is an open-end management investment company currently consisting of separate series, one of which is the Fund. The Trust was organized as a Delaware statutory trust on June 18, 2015. The Fund has elected to be taxable as a regulated investment company under subchapter M of the Code, and as such will be considered a corporation for federal income tax purposes. See Code Section 851(g).

As described in the Disclosure Document, the Fund may invest up to 25% of its total assets in the Subsidiary. The purpose of the Subsidiary is to provide the Fund with economic exposure to the commodities markets which, for the reasons described below, might not be possible through direct holdings in commodities by the Fund itself.

We have relied, without independent verification, upon the factual statements made in the Disclosure Document, and assume that there will be no change in material facts disclosed therein. We further assume that the transaction will be carried out in accordance with the Disclosure Document.

ABU DHABI ¿ ATHENS ¿ BEIJING ¿ CENTURY CITY ¿ CHICAGO ¿ DUBAI ¿ FRANKFURT ¿ HONG KONG ¿ HOUSTON ¿

KAZAKHSTAN ¿ LONDON ¿ LOS ANGELES ¿ MUNICH ¿ NEW YORK ¿ NORTHERN VIRGINIA ¿ PARIS ¿ PHILADELPHIA ¿ PITTSBURGH ¿

PRINCETON ¿RICHMOND ¿ SAN FRANCISCO ¿ SHANGHAI ¿ SILICON VALLEY ¿ SINGAPORE ¿ WASHINGTON, D.C. ¿ WILMINGTON

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Discussion

The Fund must meet several requirements in order to qualify as a regulated investment company under subchapter M of the Code, including an asset test and a qualifying income test, as discussed below. Under the asset test of Code Section 851(b)(3)(B), at the close of each quarter of its taxable year, no more than 25% of the value of the Fund’s total assets may be invested in the securities of any one issuer. Under Code Section 851(d)(1), the 25% rule is not violated if an investment in the securities of an issuer is 25% or less of total assets at the close of one quarter but exceeds 25% at the close of a subsequent quarter as a result of an increase in value of the securities of the issuer, and not as a result of any purchase of additional securities of that issuer by the regulated investment company. Since the Fund will never invest more than 25% of its total assets in the Subsidiary, the investment in the Subsidiary should not violate this rule.

A second requirement is a qualifying income test. Code Section 851(b)(2) provides that the Fund must derive at least 90% of its gross income for a taxable year from specified sources. The sources are dividends, interest, payments with respect to securities loans (as defined), and gains from the sale or other disposition of stocks or securities (as defined) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and income from certain publicly traded partnerships. Income derived from commodities is not one of the specified sources from which a regulated investment company must derive 90% of its gross income, and accordingly if the Fund were to earn more than 10% of its gross income from commodities, it could not qualify as a regulated investment company.

In order to address the exclusion of income from commodities from the types of income that are qualifying income for purposes of the regulated investment company requirements, the Fund will invest in the Subsidiary, which will hold commodity related assets, rather than holding such assets directly. The income that the Fund will derive from its investment in the Subsidiary will be Subpart F income, as described below, which income will be qualified income for purposes of Section 851(b)(2) of the Code.

The Subsidiary will elect to be taxable as a corporation and, thus, will be a “controlled foreign corporation” as defined in Section 957(a) of the Code. The Fund will be a “United States shareholder” of the Subsidiary, as defined in Section 951(b) of the Code. As a consequence, under Code Section 951(a)(1)(A)(i), the Fund will be required to include in its own income currently, whether or not distributed, all of the income of the Subsidiary that constitutes “Subpart F income.” Subpart F income includes a number of defined categories of income, among which is “foreign personal holding company income.” That term is defined in Code Section 954(c) as including “the excess of gains over losses from transactions (including futures, forward and similar transactions) in any commodities.” In certain cases, such as commodities hedging by a business which uses actual commodities in its business, income from commodities transactions is not foreign personal holding company income, but the Subsidiary’s commodities income, as described in the Disclosure Document, is very likely to be foreign personal holding company income which will be required to be included in the Fund’s income currently under Code Section 951(a)(1)(A)(i).

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As noted above, qualifying income for the Fund includes, among other things, both dividends and “other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies . . .” The flush language in Code Section 851(b)(2), appearing after subparagraph (B), provides that “there shall be treated as dividends amounts included in gross income under Section 951(a)(1)(A)(i) … for the taxable year to the extent that, under Section 959(a)(1) …, there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.” Thus, to the extent actually distributed, the statute expressly provides that the commodities income earned by Subsidiary will be a “dividend,” and therefore qualifying income, for purposes of the regulated investment company income test.

Amounts required to be included in gross income under Code Section 951(a)(1)(A)(i) would not, unless distributed, be treated as dividends under the above quoted flush language of Code Section 851(b)(2). However, such amounts should constitute income derived with respect to the Fund’s business of investing in the stock of the Subsidiary, and as such should qualify under the “other income” provision of Code Section 851(b)(2). It can be argued that the explicit statutory provision treating Subpart F income that is actually distributed as dividends for this purpose creates an implication that similar income that is not distributed is not qualifying income for a regulated investment company, despite the “other income” provision. We do not believe that such an implication is warranted, however, principally because the “other income” provision is designed to be broader than the specifically listed categories of income, and was added to the statute long after the enactment of the dividend distribution provision with the express Congressional intention of validating then existing broad administrative interpretations of the law.

The Internal Revenue Service has issued numerous (more than 70) private letter rulings which hold explicitly that Subpart F income derived from a foreign subsidiary’s commodities related assets and included in income by a regulated investment company is “other income” derived with respect to its business of investing in the stock of the foreign subsidiary and is therefore qualifying income for purposes of the regulated investment company income test. Private letter rulings do not have the force of published rulings or regulations, or case law, and may not be cited as precedent or relied upon by taxpayers other than the taxpayer to whom the ruling was given. However, private letter rulings do give an indication of the view of the Internal Revenue Service on a particular topic, and therefore provide a degree of comfort for a position taken that is consistent with such rulings.

In 2011, the Internal Revenue Service stopped issuing rulings on the use of commodity foreign subsidiaries by regulated investment companies. There was no formal announcement of the decision to stop ruling in the area and, accordingly, no official explanation of why no further rulings were being issued was provided. We note that there is no apparent policy reason for distinguishing between those amounts required to be included in gross income under Code Section 951(a)(1)(A)(i) that are distributed and those that are not distributed in terms of regulated investment company income qualification. In either case, the source of the income is commodities, and we believe that the tax treatment should be the same.

Shortly after the moratorium on future rulings was implemented, the Internal Revenue Service indicated that it hoped to provide uniform guidelines for regulated investment companies which hold

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indirect investments in commodities. It was suggested that these guidelines would have prospective effect, and would not require immediate changes by existing regulated investment companies regardless of whether the particular investment company had obtained its own private letter ruling. No such guidance has, as yet, been issued by the Service. The Internal Revenue Service has not withdrawn the previously issued rulings and has not taken any action that suggests that the Internal Revenue Service has altered its conclusions as to existing tax law.

On January 26, 2012, the U.S. Senate Permanent Subcommittee on Investigations held hearings on investments in commodities by regulated investment companies. At those hearings, Senator Carl Levin urged that the Internal Revenue Service not issue any further private letter rulings in the area, argued that commodities trading was inappropriate for regulated investment companies and led to speculation and increased commodities prices, and questioned why the Internal Revenue Service had not applied sham transaction and economic substance arguments to attack the use of entities such as the Subsidiary to provide commodities exposure to regulated investment companies. In prepared testimony, the Commissioner of Internal Revenue, Douglas H. Shulman, described the background underlying the private letter rulings previously issued and presented a memorandum prepared by the IRS Office of Chief Counsel. The memorandum provides technical support for the position taken in the private letter rulings, and points out that a taxpayer’s choice of entity is generally respected under the sham transaction and economic substance doctrines. The memorandum also states that the moratorium on issuance of private letter rulings remains in effect while the Internal Revenue Service considers provision of guidance of general applicability. In the same hearings, Emily S. McMahon, Acting Assistant Secretary for Tax Policy in the United States Treasury Department, testified that the Treasury Department does not consider the issue of commodities exposure for regulated investment companies to be a matter of tax policy. The opinions set forth below are consistent with the position taken in the private letter rulings already issued and with the explanation of them in the memorandum from the IRS Office of Chief Counsel. While the hearings noted in this paragraph might lead to legislative change, we believe that our opinions properly interpret the current law.

Opinions

Based on the foregoing, it is our opinion that:

1. Any income of the Subsidiary which is included in the income of the Fund by reason of Code Section 951(a)(1)(A)(i) will constitute qualifying income for purposes of the regulated investment company 90% gross income test to the extent actually distributed by the Subsidiary to the Fund in the year earned.

2. Any income of the Subsidiary which is included in the income of the Fund by reason of Code Section 951(a)(1)(A)(i) should constitute qualifying income for purposes of the regulated investment company 90% gross income test even if not actually distributed by the Subsidiary to the Fund in the year earned.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect.

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This opinion is solely for the benefit of the Fund and the shareholders of the Fund and may not be otherwise quoted or relied upon by any person or entity without our prior express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-1A relating to the public offering of the shares of the Fund and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus and statement of additional information constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/Reed Smith LLP

LNH/dh